[Letterhead of VillageEDOCS]

January 13, 2006

Ms. Jessica Barberich, Staff Accountant
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:      VillageEDOCS
            File No. 000-31395
            Form 10-KSB for Fiscal Year ended December 31, 2004
            Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
            June 30, 2005, and September 30, 2005.

Dear Ms Barberich:

I am the CFO and Principal Accounting Officer of VillageEDOCS (the "Company").  In that capacity, I am responding to the comment letter from Daniel Gordon dated December 22, 2005 regarding the above annual and quarterly reports.  I wish to respectfully request an additional one week extension for our response until January 20, 2006.  We require the extension due to the complexity of the comments and the coordination of the work with our independent registered public accounting firm.

Thank you in advance for your consideration of this request and please contact me at (714) 368-8718 should you have any questions regarding the contents of this letter.

Very truly yours,

 /s/

Michael Richard
Chief Financial Officer

cc:       Mason Conner, Chief Executive Officer - VillageEDOCS
            Michael T. Cronin, Esq. - Johnson, Pope, Bokor, Ruppel & Burns, LLP
            Michael Faddoul, CPA - Corbin and Company, LLP